UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-54966

SRAX, INC.

(Exact name of registrant as specified in its charter)

1014 Westlake Blvd., Suite 15-299, Westlake Village, CA 91361

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)
☐	Rule 12g-4(a)(2)
☐	Rule 12h-3(b)(1)(i)
☐	Rule 12h-3(b)(1)(ii)
☒	Rule 15d-6
☐	Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: 61 as of October 13, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, SRAX, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 12, 2026	By:	/s/ Christopher Miglino
Christopher Miglino
Chief Executive Officer

SRAX, Inc. is filing this Form 15 pursuant to Rule 12g-4(a)(1) to terminate the registration of its Class A common stock under Section 12(g) of the Securities Exchange Act of 1934.